As filed with the Securities and Exchange Commission on
                                February 9, 2000

                                File No. 70-09521

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM U-1
                             APPLICATION-DECLARATION
                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                SCANA Corporation
                                1426 Main Street

                         Columbia, South Carolina 29201

                     (Name of company filing this statement
                   and address of principal executive office)

                                SCANA Corporation
                                1426 Main Street

                         Columbia, South Carolina 29201

                 (Name of top registered holding company parent)

                                 Kevin B. Marsh
                                H. Thomas Arthur
                                SCANA Corporation
                                1426 Main Street

                         Columbia, South Carolina 29201
                            Telephone: (803) 217-9000
                            Facsimile: (803) 217-9336

                   (Names and addresses of agents for service)




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                    The Commission is also requested to send
                 copies of any communication in connection with
                                 this matter to:

                                 William S. Lamb
                               Sheri E. Bloomberg
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                               125 W. 55th Street
                            New York, New York 10019
                            Telephone: (212) 424-8000
                            Facsimile: (212) 424-8500





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                                TABLE OF CONTENTS

                                                                            Page

Item 1.  DESCRIPTION OF THE PROPOSED MERGER....................................1
         A.  Introduction......................................................1
             1.  General Request...............................................1
             2.  Overview of the Mergers.......................................2
         B.  Description of the Parties to the Mergers.........................4
             1.  SCANA.........................................................4
                 a. SCANA Public Utility Companies.............................5
                    i.   SCE&G.................................................5
                          I.  SCE&G's Electric Utility Operations..............6
                          II. SCE&G's Gas Utility Operations...................7
                    ii.   GENCO................................................7
                 b. SCANA Non-Utilities........................................7
                    i.    South Carolina Fuel Company, Inc.....................7
                    ii.   South Carolina Pipeline Corporation..................8
                    iii.  SCANA Energy Marketing, Inc..........................9
                    iv.   SCANA Propane Gas, Inc...............................9
                    v.    SCANA Propane Storage, Inc. .........................9
                    vi.   SCANA Communications, Inc...........................10
                    vii.  ServiceCare, Inc....................................10
                    viii. Primesouth, Inc.....................................10
                    ix.   SCANA Resources, Inc................................11
                    x.    Cogen South, LLC....................................11
                    xi.   Palmetto Lime, LLC..................................12
                    xii.  SCANA Development Corporation.......................12
                    xiii. SCANA Petroleum Resources, Inc......................12
             2.  PSNC.........................................................12
                 a. PSNC's Non-Utilities......................................14
                    i.    PSNC Production Corporation.........................14
                          I.  Sonat Public Service............................14
                    ii.   Clean Energy Enterprises, Inc.......................15
                    iii.  PSNC Cardinal Pipeline Company......................15
                          I.  Cardinal Pipeline Company, LLC..................15
                    iv.   PSNC Blue Ridge Corporation.........................16
                          I.  Pine Needle.....................................16
         C.  Description Of The Mergers.......................................17
             1.  Background...................................................17
             2.  Merger Agreement.............................................20
             3.  Financing the Mergers........................................21
         D.  Management and Operations of SCANA and PSNC Following the
             Mergers..........................................................22




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Item 2.  Fees, Commissions and Expenses.......................................22

Item 3.  Applicable Statutory Provisions......................................23
         A.  Legal Analysis...................................................23
             1.  Section 10(b)................................................25
                 a. Section 10(b)(1)..........................................25
                    i.    Interlocking Relations..............................25
                    ii.   Concentration of Control............................26
                 b. Section 10(b)(2)..........................................31
                    i.    Fairness of Consideration...........................31
                    ii.   Reasonableness of Fees..............................33
                 c. Section 10(b)(3)..........................................34
                    i.    Capital Structure...................................34
                    ii.   Protected Interests.................................37
             2.  Section 10(c)................................................40
                 a. Section 10(c)(1)..........................................40
                    i.    Section 8 Analysis..................................40
                    ii.   Section 11 Analysis - Integration...................41
                          I.  Integrated Electric Utility System..............41
                          II. Integrated Gas Utility System...................42
                    iii.  Section 11 Analysis - Retention of Gas Utility
                          System..............................................47
                    iv.   Section 11 Analysis - Retention of Non-Utility
                          Businesses..........................................52
                 b. Section 10(c)(2)..........................................62
             3.  Section 10(f)................................................64

Item 4.  Regulatory Approvals.................................................65
             1.  The NCUC.....................................................65
             2.  HSR..........................................................69

Item 5.  Procedure............................................................69

Item 6.  Exhibits and Financial Statements....................................70
         A.  Exhibits.........................................................70
         B.  Financial Statements.............................................73

Item 7.  Information as to Environmental Effects..............................74

     SCANA hereby amends and restates its Application-Declaration as follows:

Item 1. DESCRIPTION OF THE PROPOSED MERGER

     A.   Introduction

     This Application-Declaration seeks approvals relating to the proposed acquisition of Public Service Company of North Carolina, Incorporated, a North Carolina corporation ("PSNC"), by SCANA Corporation, a South Carolina corporation ("SCANA"), pursuant to which PSNC will become a wholly owned subsidiary company of SCANA. Following consummation of the proposed acquisition, SCANA will register with the Securities and Exchange Commission (the "SEC" or the "Commission") as a holding company under Section 5 of the Public Utility Holding Company Act of 1935 (the "Act"). SCANA is currently a holding company exempt from all provisions of the Act except Section 9(a)(2) and Section 10 under Section (3)(a)(1) pursuant to Rule 2 of the Act.

     SCANA has filed a separate Application-Declaration relating to certain financing activities and intrasystem services issues arising under the Act in connection with proposed acquisition (the "Financing Application-Declaration").

          1.   General Request

     Pursuant to Sections 9(a)(2) and 10 of the Act, SCANA hereby requests authorization and approval of the Commission to acquire the issued and outstanding common stock of PSNC, and thereby acquire PSNC. SCANA also hereby requests that the Commission approve the retention by SCANA of the businesses, investments and non-utility activities of SCANA and PSNC.

          2.   Overview of the Mergers

     Pursuant to an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 16, 1999 and amended and restated as of May 10, 1999 by and among PSNC, SCANA, New Sub I, Inc., a South Carolina corporation and a wholly owned subsidiary company of SCANA ("New Sub I"), and New Sub II, Inc., a South Carolina corporation and a wholly owned subsidiary company of SCANA ("New Sub II"), New Sub I will be merged with and into SCANA with SCANA as the surviving corporation (the "First Merger"), and PSNC will be merged with and into New Sub II with New Sub II as the surviving corporation (the "Preferred Second Merger", and together with the First Merger, the "Mergers"). As a result of the Preferred Second Merger, PSNC, a public utility company for purposes of the Act, will become a wholly owned subsidiary company of SCANA.

     In the Preferred Second Merger, each share of PSNC common stock outstanding immediately prior to the effective time of the Preferred Second Merger will be converted into the right to elect either (i) $33.00 in cash or (ii) a number of shares of SCANA common stock equal to the PSNC exchange ratio. This election is subject to the limitation that no more than 50% of the aggregate consideration paid to all PSNC shareholders may be in cash. The PSNC exchange ratio will vary depending upon the average market price of SCANA common stock over a 20 trading-day period, but is subject to the limitation that PSNC shareholders who elect to receive SCANA common stock will receive no more than 1.45 and no less than 1.02 shares of SCANA common stock for each share of PSNC common stock.

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     In  the  First  Merger,  each  share  of  SCANA  common  stock  outstanding immediately prior to the effective time of the First Merger will be converted into the right to receive either (i) $30 in cash or (ii) one share of SCANA common stock, subject to the requirement that SCANA pay $700 million in cash in the aggregate as consideration in the Mergers. The First Merger will not involve the acquisition of any securities of a public utility company; therefore it does not require any approval from the Commission under the Act.

     As discussed in more detail in Item 1.C. below, the boards of directors and managements of SCANA and PSNC believe that the Mergers will help position their combined companies to become one of the premier distribution companies for energy and other services in the southeastern region by increasing financial flexibility and providing strategic growth opportunities that will benefit both companies and their shareholders, customers and employees in a manner that neither company could achieve on its own. The SCANA and PSNC boards of directors have approved the Merger Agreement and related transactions.

     In addition to the approvals by the SCANA and PSNC boards of directors, consummation of the First Merger requires approval by the holders of two-thirds of the shares of SCANA common stock and consummation of the Preferred Second Merger requires approval by holders of a majority of the shares of PSNC common stock. Also, the affirmative vote of a majority of the shares of SCANA common stock present and voting at a special meeting of SCANA shareholders is required to approve the issuance of SCANA common stock in connection with the Preferred Second Merger, provided that a majority of all outstanding shares of SCANA common stock is voted at the meeting. At duly called special meetings held on July 1, 1999, the

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requisite  approvals by SCANA shareholders for the First Merger and the issuance of SCANA common stock in connection with the Preferred Second Merger were obtained, and the requisite approval of PSNC shareholders for the Preferred Second Merger was obtained.

     In addition to said shareholder approvals, certain state regulatory approvals must be obtained from the North Carolina Utilities Commission (the "NCUC"). An order approving the Preferred Second Merger was obtained from the NCUC on December 7, 1999 and is attached hereto as Exhibit D-1.2.

     On the Federal regulatory level, the Preferred Second Merger must also receive clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), and such clearance was received on September 26, 1999 when the applicable waiting period under the HSR Act expired. In addition, the Federal Communications Commission (the "FCC") has approved the transfer of certain licenses held by PSNC on a temporary basis.

     B.   Description of the Parties to the Mergers

          1.   SCANA

     SCANA was incorporated on October 10, 1984 and is a holding company within the meaning of the Act. SCANA common stock has no par value and is listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "SCG". As of September 30, 1999, 103,572,623 shares of SCANA common stock were outstanding.

     As of and for the twelve months ended September 30, 1999, SCANA had total assets of $5.809 billion, net utility assets of $3.824 billion, total operating revenues of $1.616 billion, and net income of $159 million. SCANA neither owns nor operates any physical properties. As of September 30, 1999, SCANA employed, in conjunction with its subsidiaries, a total of 4,890 full-time employees.

     SCANA has fourteen direct, wholly owned subsidiary companies which are engaged in functionally distinct operations as described below. It also has investments in four limited liability company joint ventures. SCANA holds all of the outstanding voting securities of two public utility companies within the meaning of the Act, South Carolina Electric & Gas Company ("SCE&G") and South Carolina Generating Company, Inc. ("GENCO").

               a.   SCANA Public Utility Companies

                    i.   SCE&G

     SCE&G is a regulated public utility company engaged in the generation, transmission, distribution and sale of electricity and in the purchase and sale of natural gas in South Carolina. SCE&G's electric service area extends into 24 counties covering more than 15,000 square miles of the central, southern and southwestern portions of South Carolina. SCE&G's service area for natural gas operations encompasses all or part of 31 of the 46 counties in South Carolina and covers more than 21,000 square miles. SCE&G's service area for electric and gas operations has a population of approximately 2.3 million people, and predominant industries in the areas served by SCE&G include: synthetic fibers; chemicals; fiberglass; paper and wood; metal fabrication; stone, clay and sand mining and processing; and textiles. In addition to its electric and gas utility businesses, SCE&G also operates a bus service providing transportation throughout Columbia, South Carolina. SCE&G has formed a subsidiary finance trust, SCE&G Trust I, which issued $50 million in trust securities in a public offering.

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     SCE&G owns  eighteen  electric  generation  facilities  with a combined net generating capacity of 3,772 kilowatts. SCE&G also owns several commercial office buildings, service center buildings and storage facilities. SCE&G owns 61 motor coaches used in the operation of the Columbia, South Carolina transit system.

     SCE&G is subject to the jurisdiction of the South Carolina Public Service Commission ("SCPSC"), the Nuclear Regulatory Commission (the "NRC") and the Federal Energy Regulatory Commission ("FERC") pursuant to the Federal Power Act.

                        I.   SCE&G's Electric Utility Operations

     SCE&G's electric transmission system is part of an interconnected grid extending over a large part of the southern and eastern portions of the United States. SCE&G, Virginia Power Company, Duke Power Company, Carolina Power & Light Company, Yadkin, Incorporated and Santee Cooper (formerly The South Carolina Public Service Authority) are members of the Virginia-Carolinas Reliability Group, one of several geographic divisions within the Southeastern Electric Reliability Council. SCE&G is also interconnected with Georgia Power Company, Savannah Electric & Power Company, Oglethorpe Power Corporation and Southeastern Power Administration's Clark Hill Project.

     SCE&G purchases all of the electric generation of Williams Station, owned by GENCO, under a Unit Power Sales Agreement that has been approved by the FERC. Williams Station has a generating capacity of 580 megawatts.

     For the twelve months ended September 30, 1999, SCE&G's electric sales revenues totaled $1.210 billion. Residential sales of electricity accounted for 42% of SCE&G's

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electric sales revenues;  commercial  sales for 30%;  industrial  sales for 18%;
sales for resale for 3%; and all other sales for 7%. SCE&G had a total of 522,243 electric customers as of September 30, 1999.

                        II.  SCE&G's Gas Utility Operations

     SCE&G's gas system consists of approximately 11,963 miles of distribution mains and related service facilities. SCE&G has propane air peak shaving facilities that can supplement its supply of natural gas by gasifying propane to yield the equivalent of 102 million cubic feet per day. These facilities can store the equivalent of 430 million cubic feet of natural gas.

     For the twelve months ended September 30, 1999, SCE&G's gas sales revenues totaled $228 million. Residential sales accounted for 42% of gas sales revenues; commercial sales for 32%; and industrial sales for 26%. SCE&G had a total of 258,496 gas customers as of September 30, 1999.

                    ii.  GENCO

     GENCO owns and operates the Williams Station generating facility in Goose Creek, South Carolina, and sells electricity solely to SCE&G. GENCO is subject to regulation under the Federal Power Act.

               b.   SCANA Non-Utilities

                    i.   South Carolina Fuel Company, Inc.

     South Carolina Fuel Company, Inc. ("South Carolina Fuel") acquires, owns and provides financing for SCE&G's nuclear fuel, fossil fuel and sulfur dioxide emission allowance requirements.

                    ii.  South Carolina Pipeline Corporation

     South Carolina Pipeline Corporation ("Pipeline Corporation") is engaged in the purchase, transmission and sale of natural gas on a wholesale basis to both distribution companies and industrial customers in 40 counties throughout South Carolina. Pipeline Corporation operates completely within South Carolina, and its gas system consists of approximately 1,919 miles of transmission pipeline that connect its resale customers' distribution systems with transmission systems of Southern Natural Gas Company ("Southern Natural") and Transcontinental Gas Pipe Line Corporation ("Transco"). Pipeline Corporation, through a wholly owned subsidiary, owns and operates a 62-mile, six-inch propane pipeline that connects what was formerly SCANA Propane Storage, Inc.'s propane storage facility with Dixie Pipeline Company's system, which traverses central South Carolina. Pipeline Corporation also owns two liquified natural gas ("LNG") liquification and storage facilities, one located near Charleston, South Carolina and the other in Salley, South Carolina. To meet the requirements of its high priority natural gas customers during periods of maximum demand, Pipeline Corporation supplements its supplies of natural gas using these two LNG facilities.

     Pipeline Corporation supplies the natural gas for SCE&G's gas distribution system. Other resale customers include municipality and county gas authorities and gas utility companies. The industrial customers of Pipeline Corporation are primarily engaged in the manufacturing or processing of ceramics, paper, metal, food and textiles.

     SCANA also has a subsidiary, South Atlantic Farms, that holds real estate interests, consisting of environmental easements, in South Carolina which are intended to support pipeline operations. SCANA currently intends to transfer these assets to Pipeline Corporation and dissolve South Atlantic Farms.

                        iii. SCANA Energy Marketing, Inc.

     SCANA Energy Marketing, Inc. ("Energy Marketing") markets electricity, natural gas and other light hydrocarbons, primarily in the southeastern United States. Energy Marketing also markets natural gas in Georgia's deregulated natural  gas market and  provides  energy-related  risk  management  services to producers and consumers. In 1996, the FERC approved Energy Marketing's application to become a power marketer, allowing Energy Marketing to buy and sell large blocks of electric capacity in wholesale markets. Energy Marketing holds a 49% membership interest in SCANA Energy Trading, LLC ("Energy Trading") which is also engaged in trading energy commodities.

                        iv.  SCANA Propane Gas, Inc.

     SCANA Propane Gas, Inc. ("SCANA Propane Gas") previously purchased, delivered and sold propane within the southeastern United States. The assets of SCANA Propane Gas were sold to Suburban Propane L.P. ("Suburban Propane") in the fourth quarter of 1999.

                        v.   SCANA Propane Storage, Inc.

     SCANA Propane Storage, Inc. ("SCANA Propane Storage") previously owned and operated a 60 million gallon underground propane storage facility near York, South Carolina and leased cavern storage space to industries, utilities and others. The assets of SCANA Propane Storage were sold to Suburban Propane in the fourth quarter of 1999.

                        vi.  SCANA Communications, Inc.

     SCANA Communications, Inc. ("SCI") owns and operates a 500-mile fiber optic telecommunications network and an 800 MHZ radio service network within South Carolina. In addition, SCI provides tower site construction, management and rental services in South Carolina and Georgia. FRC, LLC, a subsidiary of SCI, constructs, owns and operates fiber optic lines from Charleston, South Carolina to Raleigh, North Carolina.

     SCI also has investments in Powertel, Inc., ITC Holding Company, Inc., ITC DeltaCom, Inc., and Knology Holdings, Inc., which are companies providing telecommunications services in the southeastern United States. SCI holds these investments through an intermediate holding company, SCANA Communications Holdings, Inc.

                        vii. ServiceCare, Inc.

     ServiceCare, Inc. ("ServiceCare") is engaged in providing energy-related products and services beyond the energy meter. Its primary businesses involve providing homeowners with service contracts on their home appliances and home security monitoring.

                        viii. Primesouth, Inc.

     Primesouth, Inc. ("Primesouth"), either directly or through its subsidiary, Palmark, Inc., is engaged in power plant management and maintenance services and is currently considering acquiring a 40% membership interest in a limited liability company that is engaged in synthetic fuel-related operations.

                        ix.  SCANA Resources, Inc.

     SCANA Resources, Inc. ("SCANA Resources") is a wholly owned subsidiary of SCANA. Its function is to provide a structural vehicle for the development of innovative business ideas related to the energy industry. The types of businesses in which SCANA Resources currently holds an interest include: the development of remote electric and gas meter reading technology; the development of efficient gas heating and cooling equipment; the offerings via e- commerce of gas and electricity to commercial customers in selected markets; the offering of commercial, energy efficient lighting installation; and the installation and maintenance of standby, electric generators for fiber optic systems.

     If any of SCANA Resources' lines of business grows into significance, then such line of business will be separated from SCANA Resources, Inc. into a separate affiliate. If a line of business does not develop sufficiently to support itself as a separate affiliate enterprise, it will be divested or closed.

                        x.   Cogen South, LLC

     SCANA and Westvaco Corporation ("Westvaco") each own a 50% interest in Cogen South, LLC ("Cogen"). Cogen builds and operates boilers and turbines at a cogeneration facility at Westvaco's Kraft Division Paper Mill in North Charleston, South Carolina. The facility provides industrial process steam for the Westvaco paper mill and shaft horsepower to enable SCE&G to generate electricity.

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



                        xi.  Palmetto Lime, LLC

     SCANA owns a 49% membership interest in Palmetto Lime, LLC ("Palmetto"), a subsidiary engaged in the production and sale of lime.

                        xii. SCANA Development Corporation

     SCANA Development Corporation is presently in liquidation. This entity was previously engaged in the sale of real estate.

                        xiii. SCANA Petroleum Resources, Inc.

     SCANA Petroleum Resources, Inc. is in liquidation following the sale of its oil and gas properties.

          2.   PSNC

     PSNC, a North Carolina corporation incorporated in 1938, is a public utility company certificated to serve a 31-county area in North Carolina. PSNC transports, distributes and sells natural gas to approximately 340,000 residential, commercial and industrial customers in 95 cities and communities in North Carolina. In connection with its natural gas distribution business, PSNC promotes, sells and installs both new and replacement cooking, water heating, laundry, space heating, cooling and humidity control natural gas appliances and equipment. PSNC, through a subsidiary that is not a public utility company, also provides conversion and maintenance services for natural gas-fueled vehicles in selected cities in and beyond its franchised territory. It also participates in non-public utility company businesses and joint ventures in areas such as natural gas brokering and supply services.

     PSNC common stock has a par value of $1 per share and is listed and traded on the NYSE under the symbol "PGS." As of and for the fiscal year ended September 30, 1999, 20,577,967 shares of PSNC common stock were outstanding, and PSNC had total assets of $648,571,000, operating revenues of $347,377,000 and net income of $24,451,000. As of September 10, 1999, PSNC had approximately 900 employees.

     PSNC owns 761 miles of transmission pipelines, which range from 2 to 24 inches in diameter, and 6,857 miles of distribution mains that connect its distribution systems with the Texas to New York pipeline transmission system of Transco. Most of these transmission pipelines and distribution mains are located on right-of-ways held under easement, license or permit. PSNC also owns 18 commercial office buildings, a measurement operations building, a building that houses training and engineering, 11 service center buildings, 15 service buildings, and an energy control building. One of the service buildings houses training facilities, and another service building is jointly occupied by a natural gas-fueled vehicle conversion facility. PSNC also leases six commercial office buildings for company use.

     PSNC is subject to regulation by the NCUC. PSNC's regulated transportation, distribution and sale of natural gas take place in its 31-county certificated service territory, which includes Raleigh, Durham and the Research Triangle area of north central North Carolina, Gastonia, Concord and Statesville in the central area of the state, and Asheville, Hendersonville and Brevard in the western area. Over 2.5 million people reside in PSNC's certificated territory, and during the past three fiscal years, PSNC has added approximately 46,300 residential, 3,450 commercial, and 50 industrial customers to its natural gas transmission and distribution systems.

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



These 49,800 new customers have resulted in a compound annual growth rate of 5.4% for PSNC over the three-year period. PSNC's diversified industrial customer base includes manufacturers of textiles, chemicals, ceramics and clay products, glass, automotive products, minerals, pharmaceuticals, plastics, metals, electronic equipment, furniture and a variety of food and tobacco products.

               a.   PSNC's Non-Utilities

     PSNC has four direct and three indirect non-utility subsidiaries, each of which is described below.

                    i.   PSNC Production Corporation

     PSNC Production Corporation ("PSNC Production") is a wholly owned subsidiary of PSNC that was formed in 1981 to engage in the exploration for, and production of, natural gas. In response to new business opportunities being created by the restructuring of the natural gas industry, PSNC Production began, in 1990, to limit its business to non-regulated gas brokering and sales to large commercial and industrial customers that could obtain transportation from PSNC and other local distribution companies ("LDCs"). In 1994, PSNC Production sold the last of its interests in production properties. In December 1996, PSNC Production sold a 50 percent interest in its marketing business to Sonat Marketing Company L.P. ("Sonat Marketing") in order to create Sonat Public Service Company L.L.C. ("Sonat Public Service").

                        I.   Sonat Public Service

     Sonat Public Service is a joint venture started in December 1996 by PSNC Production and Sonat Marketing. As its capital contribution to the venture, PSNC Production transferred its gas brokering activities to Sonat Public Service, and Sonat Public Service now provides nonregulated energy products and services to approximately 500 industrial and commercial accounts in the mid-Atlantic region. As of December 31, 1999, PSNC Production owns 100% of Sonat Public Service.

                    ii.  Clean Energy Enterprises, Inc.

     Clean Energy Enterprises, Inc. ("Clean Energy"), a wholly owned subsidiary of PSNC, converts vehicles to operate on natural gas or other alternative fuels. Clean Energy also operates fueling stations in Raleigh and Gastonia, and advises customers on the installation and operation of natural gas fueling stations.

                    iii. PSNC Cardinal Pipeline Company

     PSNC Cardinal Pipeline Company is a subsidiary created solely to hold PSNC's equity interest in Cardinal Extension and now in Cardinal Pipeline Company LLC, as described below.

                        I.   Cardinal Pipeline Company, LLC

     In March 1994, PSNC and a subsidiary of Piedmont Natural Gas Company, Inc. ("Piedmont") formed Cardinal Pipeline Company, LLC ("Cardinal") in order to construct and operate a 24-inch, 37.5-mile natural gas pipeline (the "Cardinal Pipeline").1 The Cardinal Pipeline extends from Wentworth to near Haw River, North Carolina, where it interconnects with PSNC and Piedmont. It was placed into service on December 31, 1994, and provides 130 million cubic feet per day of additional firm capacity (70 million cubic feet per day for PSNC and 60 million

--------
     1 Although not a public utility company for purposes of the Act, Cardinal is a utility for purposes of state regulation and is currently under the jurisdiction of the NCUC.

cubic feet per day for Piedmont). When Cardinal Pipeline was placed into service, PSNC owned 64.5% of Cardinal.

     In 1995, PSNC, Piedmont, Transco and North Carolina Natural Gas Corporation ("NCNG") formed Cardinal Extension Company, LLC ("Cardinal Extension") to purchase and extend the Cardinal Pipeline by 67.5 miles. As of November 1, 1999, Cardinal was merged into Cardinal Extension with the surviving entity being named Cardinal Pipeline Company, LLC. PSNC, which contributed its 64.5% interest in Cardinal to the new project, now owns approximately 33% of the surviving company through a subsidiary.

                    iv.  PSNC Blue Ridge Corporation

     Blue Ridge Corporation ("Blue Ridge") is a subsidiary used solely to hold PSNC's equity interest in, Pine Needle LNG Company, LLC ("Pine Needle").

                        I.   Pine Needle

     Pine Needle was formed by Blue Ridge along with subsidiaries of Transco, Piedmont, NCNG, Amerada Hess, and the Municipal Gas Authority of Georgia to own and operate an LNG storage facility in North Carolina. The facility will have a storage capacity of four billion cubic feet with vaporization capability of 400 million cubic feet per day. Blue Ridge made its required capital contribution of $9,058,000 on May 3, 1999 and owns 17% of Pine Needle. PSNC has contracted to use 25% of the facility's gas storage capacity and withdrawal capabilities.

     C.   Description Of The Mergers

          1.   Background

     Over the past several years SCANA has carefully monitored developments in the electric and natural gas utility industries, with particular emphasis on the growth of competition in the southeastern region of the United States. As a result of these efforts, SCANA decided to pursue a regionally-based, customer service oriented growth strategy that involves both expanding its service options for its customers to include such services as appliance repair, home security and telecommunications, and increasing its customer base through increased marketing efforts in areas with open access and through possible acquisitions.

     PSNC has also carefully followed recent developments in the electric and natural gas utility industries that have substantially increased competition in such industries, particularly the pressures on small and medium-sized utility companies to compete as effectively as larger utility companies. As a result, PSNC began to develop strategic plans to respond to such an evolving and competitive environment as it affected PSNC, and engaged and authorized Morgan Stanley & Co. Incorporated, its financial advisor, to explore strategic alternatives and possible business combinations. PSNC's management concluded that PSNC's competitive position and growth prospects in this new environment would be significantly enhanced by, among other things, increasing the scale of its operations and the size of its customer base.

     After considering possible business combinations with several companies, the PSNC board of directors, on February 16, 1999, by a unanimous vote, approved the Merger Agreement with SCANA and the transactions contemplated thereby and authorized the execution of the Merger Agreement. On February 16, 1999, the SCANA board of directors, by the affirmative vote of twelve directors with one dissent, approved the Merger Agreement with PSNC and the transactions contemplated thereby and authorized the execution of the Merger Agreement. Following the meetings of their boards of directors, PSNC and SCANA executed the Merger Agreement on February 16, 1999 and publicly announced the proposed Mergers on February 17, 1999.

     The board of directors and management of SCANA believe that the Mergers will help position SCANA to become one of the premier distribution companies for energy and other services in the southeastern region by increasing its financial flexibility and providing strategic growth opportunities that will benefit SCANA, its shareholders, customers and employees, including:

          o Expansion Potential and Broader Customer Base. PSNC brings to the combined companies approximately 340,000 additional natural gas retail distribution customers. The acquisition of PSNC will increase SCANA's domestic retail customer base to approximately
               1.3 million customers in the southeastern region, including fast growing areas of North Carolina. SCANA and its shareholders and employees will be able to participate in these growing markets through PSNC, a company with which customers in North Carolina are familiar. In addition, following the Preferred Second Merger, SCANA's natural gas customer base will be more diverse, expanding from its traditional majority industrial gas customer base by adding PSNC's residential and small commercial customer base, which accounted for approximately 50% of PSNC's throughput in fiscal 1998.

          o Increased Customer Products and Services. The combination with PSNC will enable the combined companies to offer their customers access to more comprehensive products and services than either company alone could offer. The retail natural gas experience and expertise of PSNC will complement the electricity, natural gas and telecommunications assets, experience and expertise of SCANA, giving the combined companies improved capabilities in the delivery of a more complete range of products and services for all of their customers.

          o Financial Strength and Benefits. The Mergers should enhance SCANA's ability to compete in the utility market as a growth-oriented company. Following the Mergers, SCANA will have increased its revenues to approximately $2 billion annually and its customer base to approximately 1.3 million. As a result, SCANA should enjoy an increased cash flow for reinvestment or growth in the competitive energy and services delivery businesses. SCANA should also benefit from the long-term financial stability of a larger company.

          o Operating Efficiencies. As a result of the Preferred Second Merger, SCANA should benefit from operating efficiencies obtained from economies of scale and should be able to make more efficient use of advanced information systems.

     The board of directors and management of PSNC believe that the Mergers will join two companies with complementary operations as well as a common vision of the future of the retail and wholesale energy markets in the southeastern region of the United States. As a result of utility deregulation and the increasing competitive pressures faced by electric and natural gas utility companies, the PSNC board believes that in order to succeed in such a market, PSNC must be an efficient, low cost supplier of energy and allied services with a diverse customer base. The Mergers are expected to allow PSNC to achieve these goals and to provide substantial strategic and financial benefits to the shareholders of PSNC, as well as to its employees and the customers that it serves. The PSNC board believes that such benefits include:

          o Strategic Position. The combination of the companies' complementary expertise and infrastructure, including PSNC's natural gas distribution business in North Carolina and SCANA's diversified electric, natural gas and telecommunications businesses throughout the southeastern United States will provide the combined company with the size and scope to be an effective participant in the emerging and increasingly competitive electric and natural gas utility markets.

          o Cost Competitive. Both PSNC and SCANA are amongst the most efficient providers of their respective services within the states in which they operate. The Mergers will enable the combined company to create efficiencies through which the new company will be able to provide even more cost-effective services to customers.

          o New Products and Services. The combined company will use its distribution channels to market a portfolio of energy-related services throughout the southeastern region. The Mergers will create a company with the ability to develop and market competitive new products and services and to provide integrated energy solutions for its customers.

          o Increased Financial Strength and Customer Base. The combined company will be financially stronger and will have a broader customer base than PSNC or SCANA as independent entities. Based on the 1998 results for PSNC and SCANA, the total annual revenues for the combined company will be approximately $2 billion. In addition, the combined company will serve approximately 517,000 electric customers in South Carolina and more than 750,000 natural gas customers in South Carolina, North Carolina and Georgia.

          2.   Merger Agreement

     The Merger Agreement provides for a two-step merger transaction. In the First Merger, New Sub I will be merged with and into SCANA and SCANA will survive. In the Preferred Second Merger, PSNC will be merged with and into New Sub II and New Sub II will survive. As a result of the Preferred Second Merger, PSNC will become a wholly owned subsidiary company of SCANA. The Mergers will be accounted for using the purchase method of accounting.

     In exchange for each share of PSNC common stock outstanding immediately prior to the effective time of the Preferred Second Merger, PSNC shareholders will be given the option to receive either (i) $33.00 in cash, subject to the limitation that a maximum of 50% of the aggregate consideration to be paid to PSNC shareholders may be paid in cash, or (ii) a number of shares of SCANA common stock as determined in accordance with the PSNC exchange ratio (which may be as low as 1.02 or as high as 1.45, depending on the average market price of SCANA common stock over a 20 trading-day period). In exchange for each share of SCANA common stock outstanding immediately prior to the effective time of the First Merger, SCANA shareholders will be given the option to receive either (i) $30.00 in cash or (ii) one share of SCANA common stock, subject to the requirement that SCANA pay $700 million in cash in the aggregate as consideration in the Mergers. The amount of cash available for payment to SCANA shareholders will be the portion of the $700 million remaining after PSNC shareholders make their choice with respect to the form of consideration they receive.

          3.   Financing the Mergers

     Before completing the Mergers, the management of SCANA will evaluate various sources and methods of financing to fund the consideration required to finance the Mergers (the total amount of approximately $700 million). SCANA currently anticipates that the full amount will be financed at the holding company level through external sources. On December 1, 1999, SCANA entered into a $300 million credit agreement with First Union National Bank, The Bank of New York, Bank of America N.A., Suntrust Bank, Atlanta and Wachovia Bank, N.A. It is expected that this $300 million commitment will be used by SCANA to finance the Mergers. SCANA currently expects to finance the remaining $400 million in cash to be paid as consideration in the Mergers through a private placement of two-year notes. As a result of this financing, the consolidated capitalization of SCANA after the Mergers will consist of approximately 37.9% common equity and 62.1% debt (long and short-term) and preferred stock.

     D.   Management and Operations of SCANA and PSNC Following the Mergers

     Following consummation of the Preferred Second Merger, the SCANA board of directors will be expanded to include Charles E. Zeigler, Jr., the current Chairman, President and Chief Executive Officer of PSNC, and two additional persons presently serving as members of the PSNC board of directors. After PSNC is merged into New Sub II, Mr. Zeigler will be President and Chief Operating Officer of the surviving corporation and each other subsidiary of SCANA whose primary operations are located in North Carolina. Mr. Zeigler will also be one of the three members of SCANA's Office of the Chairman (the other two members will be (i) the Chairman, President and Chief Executive Officer of SCANA and
(ii) the President and Chief Operating Officer of SCE&G).

     Also following consummation of the Preferred Second Merger, the corporate headquarters of the surviving corporation will be relocated to Columbia, South Carolina.

Item 2. Fees, Commissions and Expenses

Commission Registration Fees                                  $   805,200
Accountant's Fees                                                 500,600
Legal Fees and Expenses                                         2,125,500
Shareholder Communication and proxy solicitation expenses       2,144,700
Investment bankers' fees and expenses                           6,100,000
Miscellaneous                                                     276,800
                                                              -----------
         Total                                                $11,952,800

     The total fees, commissions and expenses expected to be incurred by SCANA in connection with the Mergers are estimated to be approximately $11,952,800.

Item 3. Applicable Statutory Provisions

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

Sections of       Transactions to which section or rule is or may be applicable:
the Act

4, 5 Registration of SCANA as a holding company following the consummation of the Preferred Second Merger.

9(a)(2), 10       Acquisition by SCANA of PSNC common stock.

9(a)(1), 11(b)    Retention  by  SCANA   of  the   businesses,  investments  and
                  non-utility activities of SCANA and PSNC.

To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to SCANA's acquisition of PSNC, such sections and rules should be considered to be set forth in this Item 3.

     A.   Legal Analysis

     Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

     SCANA is currently the beneficial owner of 100% of the voting stock of two public utility companies, SCE&G and GENCO. PSNC is also a public utility company as defined in Section 2(a)(5) of the Act. Because SCANA will, as a result of the Preferred Second Merger, acquire more than five percent of the outstanding voting securities of a third public utility company, PSNC, SCANA must obtain the approval of the Commission for the Preferred Second Merger under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in determining whether to approve the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     As set forth more fully below, the Preferred Second Merger complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission because:

          o    the  Preferred   Second   Merger  will  not  create   detrimental
               interlocking relations or a concentration of control;

          o the consideration to be paid in the Preferred Second Merger is fair and reasonable;

          o the Preferred Second Merger will not result in an unduly complicated capital structure for the SCANA system;

          o the Preferred Second Merger is in the public interest and the interests of investors and consumers;

          o the Preferred Second Merger is consistent with Sections 8 and 11 of the Act;

          o the Preferred Second Merger tends towards the economical and efficient development of an integrated public utility system; and

          o the Preferred Second Merger will comply with all applicable state laws.

          1.   Section 10(b)

     Section 10(b) provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a)(2) unless the Commission finds that:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

               a.   Section 10(b)(1)

                    i.   Interlocking Relations

     Under Section 10(b)(1), the Commission shall approve an acquisition unless the Commission finds that "such acquisition will tend towards interlocking relations. . . ." By its nature, any merger of previously unrelated companies results in new links and relations between the companies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). These links, however, are not the types of interlocking relations targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating efficiencies.3 SCANA's acquisition of PSNC in the Preferred Second Merger is related to operating efficiencies and does not create the type of interlocking relations targeted by Section 10(b)(1). The Merger Agreement provides for the board of directors of SCANA, after completion of the Preferred Second Merger, to be composed of members drawn from the boards of directors of both SCANA and PSNC. Upon completion of the Preferred Second Merger, Charles Zeigler, the current Chairman, President and Chief Executive Officer of PSNC, and two other persons presently serving on the PSNC board of directors will become members of the board of directors of SCANA. This is necessary to integrate PSNC fully into the SCANA system and will therefore be in the public interest and in the interests of investors and consumers by facilitating the management of SCANA as an integrated and economically efficient energy services company. Forging such relations is beneficial to the protected interests under the Act and is not prohibited by Section 10(b)(1).

                    ii.  Concentration of Control

     Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex and irrational systems", and to avoid "an excess of concentration and bigness" while preserving opportunities for the "economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and the generally more efficient operations" afforded by the coordination of local utilities into an integrated system.
American Electric Power Co., 46 S.E.C. 1299, 1307 (1978). In applying Section 10(b)(1) to utility

--------
     3 See Section 1(b)(4) of the Act (finding that the public interests of consumers are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties. . . .").

acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations which the Act was specifically directed [to prohibit]." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968).

     SCANA's acquisition of PSNC pursuant to the Preferred Second Merger will not result in a "huge system" and will avoid the "excess of concentration and bigness" at which Section 10(b)(1) is aimed at preventing. The Commission has recognized that there is, per se, no limit to the size of a transaction which may be approved. See Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) ("determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone"). SCANA's acquisition of PSNC will create a system that is comparable to or smaller than other systems which have been approved by the Commission. On a pro forma basis, giving effect to the proposed acquisition as of December 31, 1998, SCANA and PSNC would have combined assets of $6.409 billion, total operating revenue of $1.932 billion for the twelve months ended December 31, 1998, approximately 517,000 electric utility customers and more than 750,000 gas utility customers. The Commission has approved acquisitions involving registered holding companies with much larger operating public utility systems (See Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (approving the acquisition of Gulf State Utilities, with combined assets at the time of acquisition in excess of $21 billion); The Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1988) (approving the acquisition of Savannah Electric and Power Company to create a system with assets of $20 billion and
3.25 million customers); Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997)

(approving the merger of Union Electric Company and CIPSCO to create a registered system with assets of $8.9 billion and operating revenues of approximately $3.1 billion)) and has not had a problem with mergers creating holding companies that are similar to the size that SCANA will be upon completion of the Preferred Second Merger (See Conectiv, Inc., Holding Co. Act Release No 26832 (Feb. 25, 1998) (approving the merger of Delmarva Power & Light Company and Atlantic Energy, Inc. to create holding company system with assets of $5.75 billion and operating revenues of $2.24 billion); New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (approving the merger of Public Service Company of Colorado and Southwestern Public Service Company to create holding company system with assets of $7 billion and operating revenues of $3 billion)).

     SCANA's acquisition of PSNC pursuant to the Preferred Second Merger will also not have a negative effect on competition. In analyzing the impact of the Preferred Second Merger on competition, it is important to recognize that there is no overlapping service territory for the public utility system operations of SCANA and PSNC. In addition, there are numerous, large competitors who are sophisticated players in the market and regulatory environment where SCANA and PSNC operate. The following chart provides a comparison of certain major regional utility companies in the southeastern region and demonstrates that, after the Preferred Second Merger is completed, although SCANA will be more competitive than it is today, it will not be comparatively large and would not have excessive market power in the region.

   Utility Companies Comparison Chart (for the fiscal year ended 12/31/1998)

                                 Operating
                                  Revenues             Net Income           Total Assets
                              ($ in millions)       ($ in millions)       ($ in millions)
Southern Company                  $ 11,403               $   977               $36,192
Duke Energy                       $ 17,610               $ 1,252               $26,806
Dominion Resources 4              $  6,086               $   535               $17,517
Carolina Power & Light 5          $  3,130               $   399               $ 8,347
SCANA (pro forma)                 $  1,932               $   202               $ 6,409


In comparison to other regional gas utility companies, the combined SCANA and PSNC gas operations, on a pro forma basis, will have approximately $710 million in operating revenues and $735 million in assets. In comparison, Columbia Energy Group (formerly Columbia Gas), for the fiscal year ended December 31, 1998, had $1.929 billion in operating revenues and $6.968 billion in assets; AGL Resources (formerly Atlanta Gas Light), for the fiscal year ended September 30, 1998, had $1.339 billion in operating revenues and $1.982 billion in assets and Piedmont Natural Gas, for the fiscal year ended October 31, 1998, had $765 million in operating revenues and $1.163 billion in assets. Importantly, as noted above, a number of large, regional electric utility

--------
     4 Dominion Resources has entered into an agreement to merge with Consolidated Natural Gas Company, a gas utility holding company with, for the fiscal year ended 12/31/1998, operating revenue of $2.706 billion, net income of $238 million and assets of $6.362 billion.

     5 Carolina Power & Light has subsequently acquired North Carolina Natural Gas, a gas utility company operating in North Carolina with, for the fiscal year ended 9/30/1998, operating revenue of $232 million, net income of $17 million and assets of $271 million. Carolina Power & Light has also entered into an agreement to acquire Florida Progress Corp., an electric and gas utility with, for the fiscal year ended December 31, 1998, $3.6 billion in operating revenues, $281 million in net income and $6.2 billion in total assets.

companies have also entered into agreements to acquire gas utility companies of similar or larger size than PSNC. Overall, SCANA's acquisition of PSNC will not create a "complex and irrational system", but will create a company focused on competitive prices and high quality reliable customer service.

     Finally, the Commission should note that although the Preferred Second Merger is not a jurisdictional transaction under the Federal Power Act or Natural Gas Act and therefore does not require the approval of the FERC,6 its impact on competition and/or the public interest will be subject to review on both the federal and state level. On or about August 27, 1999, each of SCANA and PSNC filed a Pre-merger Notification and Report Form with the Antitrust Division of the Department of Justice ("DOJ") and the Federal Trade Commission (the "FTC") pursuant to the HSR Act, and on September 26, 1999, the applicable waiting period for both SCANA and PSNC under the HSR Act expired. On the state regulatory level, SCANA's acquisition of PSNC has been approved by the NCUC. Following consummation of the Mergers, SCE&G will continue to be subject to regulation with respect to rates and other corporate matters by the SCPSC, and PSNC will continue to be subject to regulation with respect to rates and other corporate matters by the NCUC, in each case in order to protect the interests of consumers and the public.

--------
     6 In TUC Holding Company, Holding Co. Act Release No. 26749 (Aug. 1, 1997), the Commission approved a transaction that similarly did not require approval by the Federal Energy Regulatory Commission. In the case of TUC, however, the companies did have overlapping service territory.

               b.   Section 10(b)(2)

                    i.   Fairness of Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration to be given by SCANA to the holders of PSNC common stock in connection with the Preferred Second Merger is reasonable, and whether it bears a fair relation to the investment in, and earning capacity of, the utility assets underlying the PSNC common stock being acquired. Market prices at which securities are traded have always been strong indicators as to values. As shown in the table below, the quarterly price data, high and low, for PSNC common stock provides support that the consideration of approximately $33.00 (depending on the operation of the exchange ratio) for each share of PSNC common stock is fair.

                                                  PSNC

                              High                 Low              Dividends

1997

First Quarter                $19                 $17 3/8              $0.22
Second Quarter               20                  16 3/4                0.23
Third Quarter                21 7/8              18 3/4                0.23
Fourth Quarter               24 3/8              19 7/16               0.23
1998

First Quarter                22 7/8              19 1/8                0.23
Second Quarter               22 3/16             19 7/8                0.24
Third Quarter                24 1/2              19 1/8                0.24
Fourth Quarter               26 1/16             21 9/16               0.24
1999

First Quarter                29 15/16            22 5/16               0.24
Second Quarter               30                  28 1/16               0.2475
Third Quarter                31 7/16             29 1/16               0.2475
Fourth Quarter               33 1/4             30 13/16              0.2475

On February 12, 1999, the last business day before the date on which SCANA and PSNC entered into the Merger Agreement, the closing price per share of PSNC common stock as reported on the NYSE-Composite Transactions was $22 5/8.

     In addition to such quantitative evidence that the consideration being offered to holders of PSNC common stock is fair, the consideration being offered to holders of PSNC common stock is also the product of extensive and vigorous arms-length negotiations between SCANA and PSNC. These negotiations were preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of the respective companies. See SCANA Registration Statement on Form S-4 (Exhibit C-1 hereto). Internationally-recognized investment bankers for SCANA and PSNC have reviewed extensive information concerning the companies and analyzed that information using a variety of valuation methodologies. Morgan Stanley & Co. Incorporated provided an opinion to PSNC which states that the consideration to be received by holders of PSNC common stock pursuant to the Merger Agreement was fair from a financial point of view to the holders of PSNC common stock. Morgan Stanley's analyses are attached hereto. See Opinion of Morgan Stanley & Co. Incorporated (Exhibit G-1). In addition, although not directly addressing the issue under consideration by the Commission, it is worth noting that PaineWebber Incorporated provided an opinion to SCANA that the financial terms of the Mergers, taken as a whole, were fair to the holders of SCANA common stock. PaineWebber's analyses are also attached hereto. See Opinion of PaineWebber Incorporated (Exhibit G-2).

     In light of the analysis of all relevant factors, including the benefits that may be realized as a result of the Preferred Second Merger, SCANA believes that the consideration being offered to holders of PSNC common stock in connection with the Preferred Second Merger bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of PSNC.

                    ii.  Reasonableness of Fees

     SCANA believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Mergers are reasonable and fair in light of the size and complexity of the Mergers relative to other transactions and the anticipated benefits of the Mergers to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of
Section 10(b)(2).

     As set forth in Item 2 of this Application/Declaration, SCANA expects to incur a combined total of approximately $11,952,800 in fees, commissions and expenses in connection with the Mergers. By contrast, American Electric Power Company and Central and South West Corporation have represented that they expect to incur total transaction fees and regulatory processing fees of approximately $53 million, including financial advisory fees of approximately $31 million, in connection with their proposed merger.

     The Applicant believes that the estimated fees and expenses in this matter bear a fair relation to the value of PSNC and the strategic benefits to be achieved by the Mergers, and that the fees and expenses are fair and reasonable in light of the complexity of the Mergers. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on the closing price of SCANA stock on May 12, 1999, the Preferred Second Merger would be valued on an equity basis at approximately $679 million and both of the Mergers would be valued on an equity basis at roughly $3.3 billion. The estimated fees and expenses that SCANA will incur in connection with both Mergers total $11,952,800, which represents approximately 1.76% of the value of the consideration to be paid by SCANA to the shareholders of PSNC and .3 % of the value of the entire transaction. These percentages are consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).

               c.   Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether SCANA's proposed acquisition of PSNC pursuant to the Preferred Second Merger will unduly complicate SCANA's capital structure or be detrimental to the public interest, the interest of investors or consumers or the proper functioning of SCANA.

                    i.   Capital Structure

     The capital structure of SCANA after the Mergers will not be unduly complicated. In connection with the Mergers, SCANA will issue additional shares of SCANA common stock to be exchanged for existing shares of SCANA common stock and PSNC common stock. As for the

$700 million cash consideration being offered in the Mergers, SCANA intends to finance this cash consideration at the holding company level through a credit agreement with sophisticated commercial lenders and a private placement of two-year notes to qualified institutional buyers within the meaning of the Securities Act of 1933, as amended.7 It is expected that this financing and the issuance of new shares will not have a material effect on the capital structure of SCANA. In this regard, SCANA's capital structure will closely resemble that of most registered holding company systems.

     Set forth below is a summary of the historical capital structures of SCANA and PSNC as of September 30, 1999, and the pro forma consolidated capital structure of SCANA, as of September 30, 1999 (assuming that the consideration paid by SCANA for the shares of PSNC common stock consisted of $343 million in cash consideration and $343 million in stock consideration and, therefore, $357 million in cash was paid to SCANA shareholders in the First Merger).

--------
     7 See fn. 2, supra.

                  SCANA and PSNC Historical Capital Structures
                          (Dollar amounts in millions)
                                                                   % of Total                            % of Total
                                                    SCANA        Capitalization          PSNC        Capitalization
Common stock equity                                 $1,922           45.9%               $233            58.7%

Preferred stock equity                                 118            2.8%                n/a             n/a

SCE&G Obligated Mandatorily                             50            1.2%                n/a             n/a
Redeemable Preferred Securities of
SCE&G's Subsidiary Trust I, holding
solely $50 million principal amount
of 7.55% Junior Subordinated
Debentures of SCE&G, due 2027

Debt (long and short-term)                           2,102           50.1%                164            41.3%
                                                    ------          ------               ----           ------
Total                                               $4,192          100.0%               $397           100.0%

                 SCANA PRO FORMA Consolidated Capital Structure
                    (Dollar amounts in millions) (unaudited)
                                    Combined

                                                    SCANA            Merger                              % of Total
                                                   & PSNC          Adjustment            Total       Capitalization
Common stock equity                                 $2,155            $<247>            $1,908           37.9%

Preferred stock equity                                 118                                 118            2.3%

SCE&G Obligated Mandatorily                             50                                  50            1.0%
Redeemable Preferred Securities of
SCE&G's Subsidiary Trust I,
holding solely $50 million principal
amount of 7.55% Junior
Subordinated Debentures of
SCE&G, due 2027

Debt (long and short-term)                           2,266               700             2,966           58.8%
                                                     -----                              ------          ------
Total                                               $4,589                              $5,042          100.0%

     Significantly, SCANA's pro forma consolidated common equity to total capitalization ratio of 37.9% as of September 30, 1999, is well above the "traditionally acceptable 30% level." See Northeast Utilities, 47 SEC Docket 1270 at 1279, n. 47 (Dec. 21, 1990). It should be noted that in most mergers involving cash consideration, the acquiring company will incur some debt or other obligation as part of the acquisition. Furthermore, acquisition indebtedness incurred at the registered holding company level has been approved by the Commission in connection with other transactions (See Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999) (approving acquisition involving issuance of $4.5 billion of securities by Dominion Resources, Inc., a holding company that will register after completing its acquisition of Consolidated Natural Gas Company); See also General Public Utilities Corporation, Holding Co. Act Release No. 26559 (Aug. 23, 1996) (authorizing issuance of debentures with terms of up to 40 years with proceeds to be used to, among other things, "fund the acquisition of interests, and to make investments in . . . foreign utility companies," and "for other [General Public Utilities'] corporate purposes")) and, as demonstrated above, the level of indebtedness of SCANA following the Preferred Second Merger is well within the level that the Commission has been comfortable with in the past.

                    ii.  Protected Interests

     Section 10(b)(3) also requires that a proposed acquisition not be detrimental to the public interest, the interest of the investors or consumers or the proper functioning of the resulting holding company system. As set forth more fully in the discussion of the standards of Section 10(c)(2), below, and elsewhere in this Application-Declaration, SCANA's proposed acquisition of PSNC will combine SCANA's existing natural gas operations with those of PSNC, and allow

SCANA to extend its service area into some of the fastest growing markets in North Carolina. As an economically integrated and efficient energy company, the combined company will be able to offer improved capabilities in the delivery of a more complete range of services and products for all customers.

     As noted by the Commission in Entergy Corporation, et al., 55 SEC Docket 2035 at 2045 (December 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities markets themselves." In this regard, SCANA will continue to be a reporting company subject to the disclosure requirements of the Securities Exchange Act of 1934 (the "Exchange Act") following completion of the Preferred Second Merger, which will provide investors with readily available information concerning SCANA and its subsidiary companies. Furthermore, the Preferred Second Merger is subject to various other federal and state regulatory approvals (See
Item 4 - Regulatory Approvals, below). Finally, SCANA notes that the incurrence of acquisition indebtedness is not detrimental to investor's interests. As the Commission has previously recognized, under Section 7(c)(2)(A) of the Act, a registered holding company can issue other than "plain vanilla" securities "solely . . . for the purpose of effecting a merger, consolidation, or other reorganization." Conectiv, Inc., Holding Company Act Release No. 26832 (Feb. 25,
1998). Indeed, the issue for purposes of Section 10(b)(3) is not the existence of parent-level debt per se. Rather, the question is whether it is permissible for a registered system to have debt at more than one level. The Commission has answered this question in the affirmative. In the 1992 amendments to Rule 52, the Commission eliminated the requirement that a public-utility subsidiary company could issue debt to nonassociates only if its parent holding company had issued no securities other than common stock and short-term debt. The rule release explains:

          Condition (6) provides that a public-utility subsidiary company may issue and sell securities to nonassociates only if its parent holding company has issued no securities other than common stock and short-term debt. All eight commenters that considered this condition recommended that it be eliminated. They noted that it may be appropriate for a holding company to issue and sell long- term debt and that such a transaction is subject to prior Commission approval. They further observed that other controls, that did not exist when the statute was enacted, provide assurance that such financings will not lead to abuse. These include the likely adverse reaction of rating agencies to excessive amounts of debt at the parent holding company level and the disclosure required of companies seeking public capital. The Commission agrees with these observations and also noted the power of many state utility commissions to limit the ability of utility subsidiaries to service holding company debt by restricting the payment of dividends to the parent company. The Commission concludes that this provision should be eliminated.

Exemption of Issuance and Sale of Certain Securities by Public-Utility Subsidiary Companies of Registered Public-Utility Holding Companies, Holding Co. Act Release No. 25573 (July 7, 1992). Moreover, the Commission has previously permitted combination gas and electric holding companies to issue debt at the holding company as well as the subsidiary level. See Cinergy Corp., Holding Co. Act Release No. 26909 (Aug. 21, 1998) (authorizing the issuance of up to $400 million of unsecured debt securities); Conectiv, Inc., Holding Co. Act Release No. 26921 (Sept. 28, 1998) (authorizing issuance of up to $250 million of debentures). Therefore, the post- merger SCANA capital structure having two levels of debt will be similar to the capital structure of similarly situated registered holding companies.

     For these reasons, SCANA submits that investors' interests in SCANA will continue to be protected and that the Commission has no basis for making a negative finding under Section 10(b)(3). SCANA's acquisition of PSNC will be in the public interest and in the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

          2.   Section 10(c) a. Section 10(c)(1)

     Section 10(c)(1) prohibits the Commission from approving an acquisition for which Commission approval is required under Section 9(a) if such acquisition is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.

                    i.   Section 8 Analysis

     Section 8 prohibits a registered holding company from acquiring interests in an electric utility company and a gas utility company serving substantially the same territory in contravention of state law. Following the Preferred Second Merger, SCANA's electric utility company, SCE&G, will continue to serve customers exclusively in South Carolina, while the gas utility operations of PSNC which SCANA acquires will be located in North Carolina. When a registered holding company's holdings include an electric utility company and a gas utility company, each of which serve customers in a different state from the other, the utilities do not "[serve] substantially the same territory" for purposes of
Section 8. Moreover, no state law prohibits SCANA from acquiring PSNC. Thus, SCANA's acquisition of PSNC under the Preferred Second Merger does not violate
Section 8 of the Act and is therefore not prohibited, in this regard, by Section 10(c)(1).

                    ii.  Section 11 Analysis - Integration

     Section 10(c)(1) also requires that an acquisition not be detrimental to carrying out the provisions of Section 11 of the Act. Section 11(b)(1), in pertinent part, directs the Commission:

          to require . . . that each registered holding company, and each subsidiary company, thereof, take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system. . . . The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public utility systems the retention of an interest in any business (other than the business of a public utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.

                        I.   Integrated Electric Utility System

     The existing SCANA electric utility system is, and following the Preferred Second Merger, will continue to be, an integrated electric utility system.
Section 2(a)(29)(A) of the Act defines an integrated public utility system with respect to electric utility companies as:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distribution facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of interconnection and which under normal circumstances may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

SCE&G and GENCO operate in a single contiguous service territory in the State of South Carolina, and the Preferred Second Merger will not have any impact on the operation of SCANA's electric utility system.

                        II.  Integrated Gas Utility System

     Section 2(a)(29)(B) defines an integrated public utility system with respect to gas utility companies as:

          a system comprised of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; provided that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

SCE&G's gas utility operations are located in a single contiguous area in South Carolina and are currently integrated.

     PSNC's gas utility operations are also currently integrated. PSNC's gas utility operations are located in three areas within the State of North
Carolina: the Raleigh, Durham and Research Triangle area in the north central portion of the state; Gastonia, Concord and Statesville in the central portion of the state; and Asheville, Hendersonville and Brevard in the Western area. PSNC currently transports, distributes and sells natural gas to residential, commercial and industrial customers in these three non-contiguous areas. PSNC serves all three areas using, in the aggregate, all of its gas supplies under its gas purchase contracts with various marketers and suppliers.

     While these gas supplies are transported from the basins by various interstate pipelines, only one pipeline, Transco, has physical connections with PSNC. The other interstate pipelines have direct or indirect connections with Transco that enable PSNC's gas to flow to Transco and through Transco to PSNC. PSNC contracts to take gas at specific pooling points on the Transco line (compressor stations 30, 45, 62, 65 or 85). Although PSNC's contracts do not specify or require that the gas originate from any particular basins, it believes that the vast majority of these supplies come from commonly used basins along the Gulf Coast, including basins in Texas, Louisiana, Mississippi, Alabama and the adjacent offshore areas. Because PSNC obtains its gas supplies from common basins and uses Transco to coordinate transportation of that gas to its three service areas, PSNC operates an integrated gas utility company that satisfies the requirements of Section 2(a)(29)(B). See NIPSCO Industries, Holding Co. Act Release No. 26975 (Feb. 10, 1999); Sempra Energy, Holding Co. Act Release No. 26971 (Feb. 1, 1999); Pennzoil Co., 43 S.E.C. 709 (1968);
American Natural Gas Co., 43 S.E.C. 203 (1966).

     On a combined basis SCANA's and PSNC's gas utility systems will also meet the definition of Section (2)(a)(29)(B) of the Act. Although their service territories do not overlap, there can be little question that the Carolinas, specifically, and the southeastern United States, generally, constitute a single area or region. Indeed, by definition, The Southern Company, a large electric registered holding company operating in four southeastern states is an integrated system and operates in the same single region.

     The Commission has also looked to coordination of gas supply and common gas supply sources such as common pipeline suppliers and supply coming from common hubs, pooling points or gas basins as an indication of an integrated gas utility system. See NIPSCO Industries,

Holding Co. Act Release No. 26975 (Feb. 10, 1999) (finding integration between gas utility companies in Indiana and Massachusetts based on coordinated gas supply departments, obtaining gas from common basins and using trading hubs). The gas utility companies at issue here are also integrated using these criteria. SCANA and PSNC's combined gas system will satisfy Section 2(a)(29)(B) of the Act because it will take gas from a common source of supply. As noted above, PSNC believes that the vast majority of its gas comes from Gulf Coast production areas and SCANA also takes 98% of its gas supply from Gulf Coast areas. More importantly, both SCANA and PSNC are connected to Transco's transportation systems, contract to obtain gas at many of the same pooling points and the combined company will be able to use Transco, to the extent permitted by Transco's tariff and their respective service agreements with Transco, to transfer this gas among service areas and provide flexibility in its operations. SCANA also has connections with Southern Natural, which is connected to Transco's transportation system and will allow the combined company to coordinate gas transportation services between Southern Natural and Transco and access all gas supplies connected to either pipeline. Because SCANA and PSNC purchase substantial quantities of gas from the same pooling points and have sufficient transportation capacity to ensure delivery of said gas, the companies' combined gas utility systems will be integrated for purposes of the Act. See NIPSCO Industries, Inc. Holding Co. Act Release No. 265975 (Feb. 10,
1999) ("relevant inquiry today is whether the system utilities purchase substantial quantities of gas produced in the same supply basins and whether there is sufficient transportation capacity available in the marketplace to assure delivery on an economical and reliable basis").

     Following the Mergers, the gas supply function for the combined SCANA and PSNC gas systems will be managed by a single service company, SCANA Services Company ("SCANA Services"), which will be able to coordinate the taking of its gas supply. SCE&G's gas supply functions are currently performed by Pipeline
Corporation under tariffs approved by the South Carolina Public Service Commission (the "SCPSC"). SCE&G, through Pipeline Corporation8, and PSNC will enter into agreements with SCANA Services for SCANA Services to manage and be agent for each as to upstream interstate pipeline capacity, gas storage, and gas supply. SCANA Services will contract on behalf of each as to those functions. The service agreements will state that the management services provided by SCANA Services will be conducted to achieve the reliability and prudence standards as set by the SCPSC and the NCUC.

     As described above, both SCE&G and PSNC are served by Transco, and SCE&G is also served by Southern Natural. SCANA Services will directly manage the combined capacity and entitlements of PSNC and SCE&G on Transco, including storage, to achieve optimal efficiency and reduced costs. Gas portfolios for gas delivered to Transco will be managed to achieve optimal reliability and cost minimization. The arrangement of gas deliveries for Transco will be coordinated with SNG delivery and storage entitlements of SCE&G to enhance the total benefit to PSNC and SCE&G via the passthrough mechanism approved by the SCPSC for Pipeline Corporation. The SCPSC has approved a specific price management program for SCE&G, which will be administered by SCANA Services. The benefits of this program will be

--------
     8 Throughout the remainder of the discussion of SCANA Services on pages 44-45 herein and its coordination of the combined company's gas supply function, references to SCE&G imply that SCE&G's is acting through Pipeline Corporation in terms of its gas supply activities.

extended to PSNC in cooperation with the NCUC. Contract administration, accounting functions, scheduling and nomination of gas, the dispatching on a daily and intraday basis, and regulatory functions will be administered by SCANA Services.

     Additional enhanced reliability will be achieved by coordinated management of critical LNG facilities on Pipeline Corporation's system at Salley and Bushy Park and PSNC's partial ownership of Pine Needle, a FERC regulated facility. The coordination of Leidy and WSS storage on Transco added to existing Muldon and Bear Creek storage on the Southern Natural system will improve reliability on the system through no-notice service.

     SCANA Services' coordination of gas supply functions will provide greater overall flexibility for the system while meeting prudence standards of the SCPSC and NCUC. The coordination and centralization of gas control communications with upstream interstate pipelines and the dispatching functions for SCE&G and PSNC will result in additional economical benefits to the gas distribution utilities by accelerating the implementation of the Gas Industrial Standards Board standards for gas control and capacity management. The economies of scale created by this coordinated gas procurement are expected to generate cost savings to the combined company.

     In addition to being integrated, the combined gas operations of SCANA and PSNC after the Preferred Second Merger will be "economically efficient." Because SCANA and PSNC purchase gas from the same Gulf Coast production areas, the companies can consolidate their supply contracts after the Preferred Second Merger and purchase greater quantities of gas at a potentially lower cost. Similarly, the interconnection of SCANA's and PSNC's gas transportation services through Transco and Southern Natural provides a flexible system in which SCANA and

PSNC can capture economics of scale and coordinate gas transportation at the lowest possible cost.

                    iii. Section 11 Analysis - Retention of Gas Utility System

     As noted above, both the electric utility operations and gas utility operations of SCANA will be separately integrated. Another potential issue is whether the combination of SCANA's electric and gas utility businesses with PSNC's gas utility business is retainable under the standards of Section 11 of the Act.

     Historically, the Commission had considered the question of whether a registered electric system could retain a separate gas system under a strict standard that required showing a loss of substantial economies before retention would be permitted. New England Electric System, 41 S.E.C. 888 (1964). In its affirmation of that decision, the United States Supreme Court declared that a loss of substantial economies could be demonstrated by the inability of the separate gas system to survive on a stand-alone basis. SEC v. New England Electric System, 384 U.S. 176, 181 (1966). This rigid interpretation of the requirements of Section 11(b)(1) has been explicitly rejected by the Commission in its most recent decisions under Sections 9(a) and 10 of the Act both with respect to exempt holding companies, (TUC Holding Company, Holding Co. Act Release No. 26749 (Aug. 1, 1997) and Houston Industries Incorporated, Holding Co. Act Release No. 26744 (July 24, 1997)) and newly formed registered companies (New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997)).

     In these recent decisions, the Commission acknowledged that as a result of the transformation of utilities' status as franchised monopolies with captive ratepayers to competitors and also as a result of the convergence of the electric and gas industries that was then underway

(and which continues today and of which SCANA is already a prime example), the historical standards of review had become outdated and that separated electric and gas companies might be weaker competitors than they would be together in the same market. New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997); Houston Industries Incorporated, Holding Co. Act Release No. 26744 (July 24, 1997). Moreover, in its registered holding company decisions, the Commission has explicitly allowed transactions where, as is the case with SCANA and PSNC, the resulting system will be predominantly electric although the merger will combine more than one gas system owned by the constituent parties. See WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998), aff'd sub nom., Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999); Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30,
1997); See also Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999) (transaction allowed in which a pure electric utility and a pure gas utility were combined in a newly registered holding company system). Thus, newer transactions, such as SCANA's proposed acquisition of PSNC, should be evaluated on the basis of new Commission precedent and policy in light of changing industry standards and should not be evaluated against criteria that have been repudiated by recent Commission decisions.

     SCANA believes that the Commission should approve the Preferred Second Merger as a matter of policy and as a matter of fairness, and can approve the Preferred Second Merger as a matter of law. First, the Commission has already acknowledged that the electric and gas industries are converging and that combination companies may be more effective competitors in a given market. The Commission has recognized and accepted the changing nature of the energy industry and, in particular, the fact that the combination of multiple electric and gas operations in a single company offers that company a means to compete more effectively in the emerging energy services business in which a few cents can make the difference between economic success and economic failure. WPL Holdings, Inc., et al., Holding Co. Act Release No. 26856 (April 14, 1998), aff'd sub nom., Madison Gas and Electric Company v. SEC, supra. Indeed, the Commission has noted that "the utility industry is evolving towards a broadly based energy-related business"9 marked by "the interchangeability of different forms of energy, particularly gas and electricity."10 In the instant situation, the lost economies that would follow from denial of approval for the Preferred Second Merger are substantial, both quantitatively and qualitatively.

     Section  10(c)(1)  does not require  that the  Commission  rigidly  enforce
Section 11(b)(1) without consideration of the lost economies that would result from divestiture of additional systems in considering acquisitions under Section 9(a). As the Court of Appeals stated in Madison Gas and Electric Company v. SEC:

          By its terms . . ., Section 10(c)(1) does not require that new acquisitions comply to the letter with Section 11. In contrast to its strict incorporation of Section 8 . . ., with respect to Section 11
          Section 10(c)(1) prohibits approval of an acquisition only if it "is detrimental to the carrying out of [Section 11's] provisions." The Commission has consistently read this provision to import into Section 10's regime not only the integration requirement of 11(b)(1)'s main clause but also the exceptions to the requirement in the (A)(B)(C) clauses.11

--------
     9 Consolidated Natural Gas Company, Holding Co. Act Release No. 26512 (April 30, 1996).

     10 Id.

     11 Section 11(b)(1) states that "the Commission shall permit a registered holding company to continue to control one or more additional integrated public utility systems, if, after notice and opportunity for hearing, it finds that --
(A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system; (B) All of such additional systems are located in one state, or in adjoining states, or in a contiguous foreign country; and (C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

                  The economies and benefits that would be lost upon divestiture if SCANA were eventually forced to divest the post-merger combined gas systems of SCANA and PSNC are difficult to quantify because such economies have not yet been realized; however, the combination of the gas operations of PSNC and SCANA into the SCANA system is presently expected to result in significant revenue enhancement opportunities. Although no assurances can be given, SCANA currently expects that in each of the next five years, the combined gas company will realize increases in operating revenue of approximately $15 million, $16 million, $18 million, $19 million and $21 million, respectively. If the combined gas system was to be divorced from SCANA's existing electric system, the stand alone gas company would have greater operating costs and a smaller base for sharing those costs and would therefore realize a lesser amount of any increased revenue on its bottom line.12

     Divestiture of the combined gas operations would also cause a significant, although difficult to quantify, amount of damages to SCANA's ability to compete in the

--------
     12 The Commission has recently approved a similar lost economies analysis in a situation where a registered holding company acquired a pure gas utility company and the application examined the lost revenue enhancement opportunities that would occur if the acquiror was forced to divest any of its newly acquired gas utility operations. See Northeast Utilities, Holding Co. Act Release No. 27127 (Feb. 1, 2000).

marketplace as well as costs to SCANA's customers and regulators. As noted above, the gas and electric industries are converging nationwide and in the southeastern region in particular, and in these circumstances separation of electric and gas businesses would likely cause the separated entities to be weaker competitors than they would be together. As competition has developed in the utility industry, those companies in the retail energy delivery business have found that they must be able to offer customers a range of options to meet their energy needs. Potential non- quantifiable costs to customers which would result from divestiture of the combined gas operations involve the additional expenses of doing business with two public utility companies instead of one and the costs associated with making multiple companies supply information to shareholders and publish reports required by the Exchange Act. Similarly, regulatory costs would involve additional duties for the staff of the SCPSC as a result of dealing with an additional public utility company. These additional duties would largely be the result of duplicating existing functions such as separate requests for approvals of financing. Additional lost economies that would result if SCANA were forced to divest any of the combined company's gas systems are the economies and benefits (i.e., revenue enhancement opportunities) that are expected to result over time following the Preferred Second Merger but would not be realized if the Preferred Second Merger were not approved.

     For all of the foregoing reasons, the Commission should hold that the combination of electric and gas operations under SCANA's newly registered holding company is lawful under the provisions of Section 8 and is not detrimental to the carrying out of the provisions of Section 11.

                    iv.  Section 11 Analysis - Retention of Non-Utility
                         Businesses

     As a result of the Preferred Second Merger, the non-utility businesses and interests of PSNC described above will become businesses and interests of SCANA. SCANA seeks to retain both its current non-utility businesses and those which SCANA will acquire from PSNC. All of these businesses satisfy the standards for retention of non-utility businesses set forth under Section 11(b)(1) of the Act and the cases interpreting the foregoing.

     Section 11(b)(1) limits the non-utility interests of a registered holding company to those that are "reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system", on a finding by the Commission that such interests are "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of the integrated system. The Commission has interpreted these provisions to require (i) the existence of an operating or functional relationship between the utility operations of the registered holding company and the non-utility activities sought to be retained13 and (ii) that the retention is in the public interest.14 The non-utility business may also be retained if the business evolved out of the system's utility business, the investment is not significant in relation to the system's total financial resources and the investment has the potential to produce benefits for investors and/or consumers.15 In addition, the

--------
     13 See generally Michigan Consolidated Gas Co., 44 S.E.C. 361 (1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971).

     14 See, e.g., id. (quoting General Public Utilities Corp., 32 S.E.C. 807, 839 (1951)); United Light and Railways Co., 35 S.E.C. 516, 519 (1954).

     15 CSW Credit, Inc., Holding Co., Act Release No. 25995 (1994); Jersey Central Power and Light Co., Holding Co. Act Release No. 24348 (March 18, 1987).

Commission has stated that "retainable non-utility interests should occupy a clearly subordinate position to the integrated system constituting the primary business of the registered holding company."16 With respect to new acquisitions, the Commission has interpreted Section 10(c)(1) of the Act to mean that "any property whose disposition would be required under Section 11(b)(1) may not be acquired." 17

     Rule 58 of the Act provides additional evidence of the types of permissible non-utility activities retainable by registered systems as it exempts from
Section 9(a) of the Act acquisitions by registered holding companies of the securities of an energy related company provided that after such an acquisition, the holding company's aggregate investment in such energy related company does not exceed $50 million or 15% of the consolidated capitalization of the registered holding company.18 Rule 58 defines 'energy related company' as a company that, directly or indirectly, derives substantially all of its revenues from certain enumerated activities. Clearly, if Rule 58 permits acquisition without SEC approval, then the types of businesses being acquired are retainable under the Act. Several of the non-utility businesses which SCANA seeks to retain after the Mergers are specifically enumerated activities under Rule 58, and will be discussed individually. Similarly, the Act also allows registered holding companies to acquire and maintain interests in the following exempt entities: exempt telecommunications companies

--------
     16 United Light and Railways Co., 35 S.E.C. at 519.

     17 Texas Utilities Co., 21 S.E.C. 827, 829 (1946) (denying approval to acquisition of transportation company by registered holding company).

     18 Rule 58(a)(1)(i)-(ii).

(Section 34), foreign utility companies (Section 33) and exempt wholesale generators (Section 32).

     As set forth below, all of SCANA's and PSNC's non-utility businesses meet the retention standards set out by the Commission, fall within the exemption for energy-related activities in Rule 58, are otherwise exempt entities or constitute a de minimis activity in the utility's local service territory.19 The material non-utility businesses currently relate to, evolved out of or support the operation of SCANA's or PSNC's utility businesses by being activities which have operating or functional relationships with the utility businesses of each. The retention of these non-utility businesses will also produce benefits for SCANA's present and future customers and shareholders, and therefore the retention of all the non-utility businesses should be permitted.

          1. Pipeline Corporation, PSNC Cardinal Pipeline Company and Cardinal Pipeline Company, LLC:

     Pipeline Corporation is engaged in the purchase, transmission and sale of natural gas on a wholesale basis, through the ownership of transmission pipelines and LNG plants. Pipeline Corporation also supplies the natural gas for SCE&G's gas distribution system. This supply of natural gas for the utility operations of SCANA is clearly functionally related to such utility operations. See SEI Holdings, Inc., Holding Co. Act Release No. 26581 (Sept. 26, 1996) ("The Commission has approved the acquisition or construction of physical assets that are reasonably necessary in the day-to-day conduct of marketing operations.") See also New Century Energies, Inc. Release No. 26748 (Aug. 1, 1997) (authorizing retention of interest in Texas Ohio

--------
     19 This discussion does not cover the two existing SCANA subsidiaries that are currently in liquidation and not of issue under the Act.

Pipeline, Inc.). PSNC Cardinal Pipeline Company and Cardinal Pipeline Company, LLC are also engaged in the construction and operation of natural gas pipelines that provide essential transportation services to PSNC and are therefore similarly retainable by SCANA following the Mergers. Moreover, registered gas holding companies have been authorized to retain pipelines as functionally related. See, e.g., CNG Transmission Corporation, Holding Co. Act Release No. 25239 (Jan. 9, 1991) (and since SCANA is both an electric and gas holding company system, these operations are also functionally related for SCANA). Consequently, the Commission's decisions support the retainability of these pipelines and transmission interests. SCANA and PSNC believe that the Commission's approval hereunder of their request to retain PSNC's 33.21% interest in Cardinal Pipeline Company, LLC is sufficient to meet the criteria of Rule 16(a)(4) and Cardinal Pipeline Company, LLC meets the remaining criteria to be exempt from any obligations as a subsidiary or affiliate of a registered holding company under the Act. Thus, following consummation of the Merger, Cardinal Pipeline Company, LLC will be treated as a Rule 16 company with respect to its status under the Act.

          2. South Carolina Fuel: South Carolina Fuel acquires, owns and provides financing for SCE&G's fuel, fossil and sulfur dioxide emission allowances. Rule 58 provides that a company that engages in the "ownership, operation and servicing of fuel procurement . . ." is an energy related company, and may be retained by a registered holding company.20 In addition, the Commission has found that fuel management services are acceptable

--------
     20 Rule 58(b)(1)(ix).

interests to be held by a registered holding company. See WPL Holdings, Release No. 26856 (April 14, 1998).

          3.   Energy Marketing, Energy Trading and Sonat Public Service: Energy

Marketing and Energy Trading market electricity, natural gas and other light hydrocarbons, and also provide energy-related risk management services to producers and consumers. Sonat Public Service is engaged in gas brokering activities and also provides non- regulated energy products and services to industrial and commercial accounts. Rule 58 explicitly authorizes the retention of companies engaged in the "brokering and marketing of energy commodities, including . . . electricity [and] natural gas."21 In addition, the Commission has previously authorized the acquisition or retention of entities engaged in marketing and brokering as well as related risk management operations. See New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997)
(retention of e prime which engages in "purchasing and selling gas and electricity at negotiated rates reflecting market conditions" and "employ[s] risk management strategies such as swaps, futures and option contracts"). See also SEI Holdings, Holding Co. Act Release No. 26581 (Sept. 26, 1996); Until Corp., Holding Co. Act Release No. 26527 (May 31, 1996); New England Electric System, Holding Co. Act Release No. 26520 (May 23, 1996).

          4. SCANA Propane Gas and SCANA Propane Storage: In the fourth quarter of 1999, SCANA sold its interest in the assets held by these entities relating to purchasing, delivering and selling propane within the southeastern United States, and owning and operating an

--------
     21 Rule 58(2)(b)(v)
underground propane storage facility and leasing storage space to industries, utilities and others to Suburban Propane. Currently, SCANA Propane Gas and SCANA Propane Storage remain as inactive subsidiaries of SCANA.

          5. SCI, SCANA Communications Holdings and FRC: SCI owns and operates a fiber optics telecommunications network and a radio service network within South Carolina, and also provides tower site construction, management and rental services in South Carolina and Georgia. SCANA Communications Holdings holds investments for SCI. FRC, a subsidiary of SCI, constructs, owns and operates a fiber optic line from Charleston, South Carolina to Raleigh, North Carolina. SCI has applied to the FCC for a determination that it is an "exempt telecommunications company" within the meaning of Section 33 of the Act.

          6. ServiceCare: ServiceCare is engaged in providing energy-related products and services beyond the energy meter, providing customers with service contracts on their home appliances, and is also engaged in home security monitoring. A number of registered holding companies have been authorized to service home appliances and provide related warranties either directly or through subsidiary companies. (See Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997); New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997); and Cinergy Corporation, Holding Co. Act Release No. 26662 (Feb. 7, 1997)) as well as to engage in energy consulting and the provision of a range of energy related products to customers (See Central and South West Corp., Holding Co. Act Release No. 26367 (Sept. 1995); Entergy Corp., Holding Co. Act Release No. 26342 (July 27, 1995)). Finally, the retention of a home security service has been allowed by the Commission pursuant to Section 11(b)(1) of the 1935 Act. See Conectiv, Inc., Release No. 26832 (Feb. 25, 1998).

          7. Primesouth and Palmark: Primesouth and Palmark are engaged in power plant management and maintenance services. Primesouth is currently considering acquiring a 40% membership interest in a limited liability company that is engaged in synthetic fuel-related operations involving the processing of coal fines. Companies engaged in such activities are specifically enumerated as retainable under Rule 58(b)(1)(vii) and Rule 58(b)(1)(x), which exempt from Section (9)(a)(2) of the Act those companies which engage in "[the] sale of...management, and other similar kinds of expertise, developed in the course of utility operations in such areas as . . . maintenance and operation . . . "22 and "the development and commercialization of technologies or processes that utilize coal waste by-products as an integral component of such technology or process".23 The Commission's decisions have consistently held that a holding company may engage in such activities. See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (authorizing retention of subsidiary engaged in plant engineering, design, operation and maintenance); Central and South West Corporation, Holding Co. Act Release No. 26280 (Apr. 26,
1995) (authorizing the engineering and construction department to provide services to third parties); Entergy Corporation, Holding Co. Act Release No. 26322 (June 30, 1995) (approval for engaging in maintenance and management services); General Public Utilities Corporation, Holding Co. Act Release No. 25108 (June 26, 1990)

--------
     22 Rule 58(b)(1)(vii).

     23 Rule58(b)(1)(x).

2/8/00 10:50 AM

(authorizing management services); Entergy Corporation, Holding Co. Act Release No. 25848 (July 8, 1993) (authorizing the development of alternative energy including synthetic fuels). Primesouth is therefore retainable by SCANA.

          8. SCANA Resources: SCANA Resources' function is to provide a structural vehicle for the development of innovative business ideas related to the energy industry. The types of lines of business that are currently within SCANA Resources include: the development of remote electric and gas meter reading technology; the development of efficient gas heating and cooling equipment; the offerings via e-commerce of gas and electricity to commercial customers in selected markets; the offering of commercial, energy efficient lighting installation; and the installation and maintenance of standby, electric generators for fiber optic systems. Past Commission decisions have held that a holding company may be engaged in such energy-related investment activities. See Ameren Corporation, Holding Co. Act Release No. 26809 (December 30, 1997 ) (approval of retention of CIPSCO Energy Company, a vehicle seeking energy-related investment opportunities).

          9. Clean Energy: Clean Energy is engaged in the conversion of vehicles to allow their operation on natural gas or other alternative fuels. Clean Energy also advises customers on the installation and operation of natural gas fueling stations, and also operates such stations. Rule 58 also specifically allows a registered holding company to own an interest in such a company. Under Section (b)(iii), a company engaged in the "ownership, operation, sale, installation and servicing of refueling, recharging and conversion equipment and facilities relating to electric and compressed natural gas vehicles"24 is exempted from the provisions of Section 9(a)(2) of the Act. Consequently, Rule 58 explicitly allows for the retention of Clean Energy by SCANA, and, in addition, such activities have also been held to be retainable by the Commission. See New Century Energies, Inc., Release No. 26748 (August 1, 1997) (retention of company selling products and services related to electric and natural gas-powered vehicles, and in developing fueling sites for such vehicles). See also Consolidated Natural Gas Co., Holding Co. Act Release No. 25615 (Aug. 27, 1992); Central Power and Light Co., Holding Co. Act Release No. 26160 (Nov. 18, 1994).

          10. Pine Needle and Blue Ridge: Pine Needle is a joint venture with other third parties formed to own and operate a liquefied natural gas storage facility. Blue Ridge is a PSNC subsidiary used to hold PSNC's equity interest in Pine Needle.

     The Commission has held that the storage of natural gas for use in a distribution business is functionally related to the operations of a gas utility under Section 11(b)(1) of the 1935 Act. See Conectiv, Inc. Release No. 26832 (February 25, 1998). Therefore, Blue Ridge, and consequently Pine Needle, are interests which are retainable by SCANA. SCANA and PSNC believe that the Commission's approval hereunder of their request to retain PSNC's 17% interest in Pine Needle is sufficient to meet the criteria of Rule 16(a)(4) and Pine Needle meets the remaining criteria to be exempt from any obligations as a subsidiary or affiliate of a registered holding company under the Act. Thus, following consummation of the Merger, Pine Needle will be treated as a Rule 16 company with respect to its status under the Act.

--------
     24 Rule 58(b)(iii).

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



          11. Cogen: Cogen builds and operates boilers and turbines at a cogeneration facility at Westvaco's Kraft Division Paper Mill in North Charleston, South Carolina. Steam produced by the Cogen facility is then sold, in turn, to Westvaco. The Commission has previously approved transactions in which a newly registered holding company acquired a steam producing subsidiary that sold steam produced by boilers. See New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997).

          12. Palmetto: SCANA owns a 49% membership interest in Palmetto, a subsidiary engaged in the sale of lime. 20% of Palmetto's sales are to SCANA utility subsidiaries which use the lime for environmental remediation and energy-related activities. Palmetto is an energy-related company whose sales of lime to SCANA's utility subsidiaries support the environmental remediation aspect of SCANA's utility operations. SCANA hereby requests that the Commission reserve jurisdiction over the retention of Palmetto.

     13. SCE&G's Bus Transit Services: SCE&G operates a bus service (the "Bus Service") which provides transportation throughout Columbia, South Carolina. The Bus Service does not fall within the bounds of the Rule 40 exemption from
Section 9 because it is operated by a public utility subsidiary company and SCANA recognizes that retention of the Bus Service is not consistent with
Section 11 of the Act under the majority of Commission precedent. See Cities Service Power & Light Co., 14 S.E.C. 28 (1943); Commonwealth & Southern Corp., 26 S.E.C. 464 (1947); Philadelphia Co., 28 S.E.C. 35 (1948); contra Middle South Utilities, Inc., 35 S.E.C. 1 (1953). SCANA hereby requests, however, that the Commission authorize SCANA to retain its interest in the Bus Service for a period of 2 years following completion of the Preferred Second Merger and the registration of SCANA under the Act to allow for an orderly disposition of these assets consistent with the objectives of the Act within that 2 year period.

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



          14. Utility Ownership of Buildings and Property: Both SCE&G and PSNC own buildings and property used in connection with their utility operations. The Commission has allowed retention of such buildings and property for use in utility operations. See New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997); UNTIL Corp., Holding Co. Act Release No. 25524 (April 24, 1992); American Electric Power Co., Holding Co. Act Release No. 21898 (January 27, 1981).

     With the exception of the Bus Service, all of the current material non-utility businesses of SCANA and PSNC will bear a strong functional relationship to the utility business of SCANA following the Mergers. The Commission has consistently stated in previous releases that interests similar to those enumerated above are retainable by registered holding companies, and furthermore, Rule 58 now specifically allows retention of some of the above interests. Due to these factors, the Commission should permit the retention of all of SCANA's and PSNC's current non-utility businesses. Moreover, it should be noted that in its recent orders approving mergers that create registered holding companies, the Commission has held that investments made by a merging holding company while that company was exempt from the Act do not count toward the safe-harbor limit under Rule 58 that no more than 15% of consolidated capitalization be invested in energy-related companies. See New Century Energies, Inc., Release No. 26748 (August 1, 1997).

               b.   Section 10(c)(2)

     Section 10(c)(2) requires the Commission to examine whether a proposed acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. For all of the foregoing reasons, the

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



acquisition of PSNC by SCANA in the Preferred Second Merger meets the criteria of Section 10(c)(2). SCANA's acquisition of PSNC will produce long-term benefits, both quantitative and qualitative economies and efficiencies, and will result in the creation of an economically integrated and efficient energy company consistent with modern notions of "integration".

     SCANA's acquisition of PSNC will produce long-term benefits. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978). Further, the Commission has recognized that while some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential but presently unquantifiable savings.)

     SCANA's acquisition of PSNC will also produce a number of quantitative and qualitative benefits. SCANA expects to be able to achieve synergies from corporate and operations labor costs of $20 million over five years. SCANA also expects to be able to reach gas supply cost savings of $5 million per year with 4 years after completion of the Mergers, and under the existing order from the NCUC, benefits from gas supply savings will accrue to ratepayers. The acquisition of PSNC will also provide SCANA with the opportunity to extend its service area into some of the fastest growing markets in North Carolina while increasing SCANA's domestic

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



retail customer base to approximately 1.3 million customers in the southeastern region. SCANA and its shareholders and employees will be able to participate in these growing markets through PSNC, a company with which customers in North Carolina are familiar. In turn, as previously described herein, SCANA expects to increase its annual revenues substantially, which should result in increased cash flow for reinvestment and growth in the energy and services delivery businesses. The integration of PSNC into the SCANA system is also expected to provide opportunities for margin improvement and cost savings though consolidation of duplicate functions and greater efficiencies in operations, business processes and purchasing. SCANA's acquisition of PSNC will also allow SCANA to offer customers access to more comprehensive products and services than either company alone could offer. The retail natural gas experience and expertise of PSNC will complement the electricity, natural gas and telecommunications experience and expertise of SCANA, thus offering improved capabilities in the delivery of a more complete range of products and services for all customers.

     For these reasons, the acquisition of PSNC by SCANA will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

          3.   Section 10(f)

     Section 10(f) prohibits the Commission from approving an acquisition unless the Commission is satisfied that the acquisition will be undertaken in compliance with applicable state laws. As described in Item 4 of this Application-Declaration, SCANA's acquisition of PSNC pursuant to the Preferred Second Merger will be consummated in compliance with all applicable state laws.

Item 4. Regulatory Approvals

          1.   The NCUC

     The Preferred Second Merger is subject to the jurisdiction of the NCUC. Such regulation is governed by North Carolina General Statute, Section 62-111(a), which states that "any merger or combination affecting any public utility" shall require application to and written approval by the NCUC". The standard for evaluating a public utility merger under this North Carolina statute is whether the transaction is "justified by the public convenience and necessity." On May 3, 1999, SCANA and PSNC filed an application for approval with the NCUC and on December 7, 1999 the NCUC issued an order approving the Preferred Second Merger. A motion to appeal the order was dismissed by the NCUC on January 11, 2000. A copy of the order of the NCUC is attached hereto as Exhibit D-1.2.

     The order of the NCUC requires that SCANA and PSNC advise the Commission of certain conditions and make certain requests of the Commission as set forth in the NCUC order. These conditions and requests are as follows:

     1. With respect to any transaction that is subject to Section 13 of the Act, the following procedures shall apply:

          a. PSNC shall not engage in any such transaction without first obtaining from the NCUC such authority as is required under North Carolina law accepting the contract that memorializes such a transaction and authorizing the payment of compensation or fees pursuant thereto. Proposed contracts must first be submitted to the Public Staff for informal review at least ten days before filing with the NCUC.

          b.   Any such contract shall provide that PSNC:

               i. may not make or incur a charge under any such contract except in accordance with North Carolina law and the rules, regulations, and orders of the NCUC promulgated thereunder; and

               ii. may not seek to reflect in rates any cost incurred or revenue level earned under an agreement subject to the Act to the extent disallowed by the NCUC.

          c. The Commission shall have found that such contract is not inconsistent with the Act except that no such finding by the Commission shall be required if no Commission approval of such contract is required under the Act.

     2. Neither PSNC, SCANA, nor any affiliate thereof shall assert in any forum, with respect to any transaction to which PSNC is involved and which is subject to Section 13 of the Act, that the Act in any way preempts the NCUC from reviewing the reasonableness of any commitment entered into by PSNC and from disallowing costs of or imputing revenues to PSNC. Should any other entity so assert, PSNC, SCANA, or other affiliates shall not support any such assertion and shall, upon learning of such assertion, so advise and consult with the NCUC and the Public Staff regarding such assertion.

     3. PSNC and SCANA shall request the SEC to include the following language in any order issued approving SCANA's acquisition of PSNC:

               Approval of this application in no way precludes the North Carolina Utilities Commission from scrutinizing and disallowing charges incurred or made or allowing or imputing a different level of such charges when setting rates for services rendered to customers of affiliated public utilities in North Carolina.

     4. PSNC shall not take any service from an affiliate under circumstances where its costs incurred for that service (whether directly or through allocation) exceed fair market value.

     5. With respect to the voluntary transfer by PSNC or any affiliate thereof to nonjurisdictional operations, an affiliate, and/or a nonaffiliate of the control or ownership of any asset or portion thereof used for the transmission, distribution, or other provision of natural gas service to customers in North Carolina.

          a. SCANA and PSNC shall not commit to or carry out such a transfer except in accordance with North Carolina law and the rules, regulations and orders of the NCUC promulgated thereunder; and

          b. PSNC may not reflect in rates the value of any such transfer subject to the Act except as allowed by the NCUC.

     6. SCANA and PSNC shall include in their application for approval of the acquisition filed with the SEC pursuant to the Act the commitment set forth in paragraph 5 above.

     7. SCANA and PSNC shall include in their application for approval of the acquisition filed with the SEC pursuant to the Act a request that the SEC include the following statement in its approval order(s):

               SCANA and PSNC recognize that the NCUC wishes to preserve its state law authority, under present or future state law, to require approval of transfers of control or ownership of any asset or portion thereof from PSNC or one or more of its affiliates to nonjurisdictional operations, affiliates, or nonaffiliates. Without conceding their right to assert that the NCUC does not and should not have such authority, SCANA and PSNC request the SEC to state, in its order approving the instant acquisition, that the SEC does not intend its approval of the acquisition to preclude a future state commission order mandating or otherwise exercising state authority over such a transfer of assets.

     8. Any filing with the SEC in connection with asset transfers involving PSNC shall request that the SEC include the following language in its approval order(s):

               Approval of this application in no way precludes the North Carolina Utilities Commission from scrutinizing and establishing the value of the asset transfer for purposes of determining the rates for services rendered to PSNC's customers. It is the SEC's intention that the North Carolina Utilities Commission retain the right to review and determine the value of such asset transfer for purposes of determining rates.

     9. Neither PSNC, SCANA, nor any affiliate thereof shall assert in any forum, with respect to any asset transfer transaction to which PSNC is involved and which is subject to the Act, that the Act in any way preempts the NCUC from (a) exercising such authority as it may have under North Carolina law to mandate, approve, or otherwise regulate a transfer of assets by or to PSNC, or (b) scrutinizing and establishing the value of the asset transfers for purposes of determining the rates for services rendered to PSNC's customers. Should any other entity so assert, PSNC, SCANA, or other affiliates shall not support any such assertion and shall, upon learning of such assertion, so advise and consult with the NCUC and the Public Staff regarding such assertion.

     10. With respect to any financing transaction entered into between PSNC and SCANA or among PSNC and/or any one or more of its other affiliates, any contract memorializing such transaction shall provide that PSNC:

          a. may not enter into any such financing transaction except in accordance with North Carolina law and the rules, regulations, and orders of the NCUC promulgated thereunder; and

          b. may not reflect in rates the effect of any capital structure or debt and/or equity costs except as allowed by the NCUC.

     11. PSNC and SCANA shall include in their application for approval of the acquisition filed with the Commission pursuant to the Act a request that the Commission include the following statement in its approval order(s):

               The SEC further finds that its approval of this acquisition or future financing arrangements does not preclude the NCUC or other regulatory authority from setting rates based on the assumption of a capital structure, a corporate structure, debt costs or equity costs that varies from the structure(s) or cost(s) approved in this Order.

     12. Neither PSNC, SCANA, nor any other affiliate thereof shall assert in any forum, with respect to any financing transaction with which PSNC is involved and which is subject to the Act, that the Act in any way preempts the NCUC from exercising any lawful authority it may have over such financings or that the NCUC is precluded from setting rates based on the capital structure, corporate structure, debt costs, or equity costs that it finds to be appropriate for ratemaking purposes. Should any other entity so assert, PSNC, SCANA, or other affiliates shall not support any such assertion and shall, upon learning of such assertion, so advise and consult with the NCUC and the Public Staff regarding such assertion.

     13. With respect to the above-described affiliate transactions, asset transfers, and financings, PSNC, SCANA, and their affiliates shall bear the full risk of any preemptive effects of the Act. The previous sentence includes, but is not limited to, agreement by PSNC, SCANA, and their affiliates to take all such actions as may be reasonably necessary and appropriate to hold North Carolina ratepayers harmless from rate increases, foregone opportunities for rate decreases, or other effects of such preemption. Such actions include, but are not limited to, filing with and obtaining approval from the Commission of such commitments as the NCUC deems reasonably necessary to prevent such preemptive effects.

     14. If the Act is amended or replaced by future legislation, the parties shall meet promptly after the passage of such legislation and negotiate in good faith whether and how these conditions have been affected by such legislation and whether they should be revised or removed. In the event the parties are unable to reach agreement within a reasonable time after passage of such legislation, the unresolved issues shall be submitted to the NCUC for resolution.

          2.   HSR

     The Preferred Second Merger is also subject to the notification and reporting requirements of the HSR Act, and on September 26, 1999, the applicable waiting period under the HSR Act expired. In addition, the transfer of certain licenses held by PSNC must be approved by the FCC. No other state or federal commission has jurisdiction over the Preferred Second Merger.

Item 5. Procedure

     The Commission has issued and published the requisite notice under Rule 23 with respect to the filing of this Application on August 31, 1999, and specified September 27, 1999 as the date by which comments must be entered and the date on which an order of the Commission granting and permitting this Application to become effective may be entered. On September 24, 1999, an intervention was filed with the Commission by Paul S. Davis; however, this intervention was withdrawn by Mr. Davis on December 15, 1999.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed acquisition. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

     A.   Exhibits

         A-1.1 Restated  Articles of  Incorporation of SCANA as adopted on April
               26, 1989 (Filed as Exhibit 3-A to Registration Statement No. 33-49145 and incorporated by reference herein).

         A-1.2 Articles of  Amendment  of SCANA,  dated April 27, 1995 (Filed as
               Exhibit  4-B  to   Registration   Statement   No.   33-62421  and
               incorporated by reference herein).

         A-2 Copy of By-Laws of SCANA as revised and amended on December 17, 1997 (Filed as Exhibit 3-C to Form 10-K for the year ended December 31, 1997 and incorporated by reference herein).

         A-3 Amended and Restated Charter of PSNC, dated February 1, 1991. (Filed as Exhibit 3-A-4 to PSNC's 1992 Form 10-K and incorporated by reference herein).

         A-4 By-laws of PSNC, as amended to date. (Filed as Exhibit 3-I to PSNC's Form 10-Q for the quarter ended March 31, 1994 and incorporated by reference herein).

         B-1 Amended and Restated Agreement and Plan of Merger, dated as of February 16, 1999 and amended and restated as of May 10, 1999, by and among PSNC, SCANA, New Sub I, Inc. and New Sub II, Inc. (included in Exhibit C-1 hereto).

         C-1 Registration Statement on Form S-4 of SCANA for the shareholders meeting to be held in connection with the Mergers (filed with the Commission on May 11, 1999 (File No. 333-78227) and incorporated by reference herein).

         C-2 Joint Proxy Statement/Prospectus of SCANA and PSNC for the special meeting of shareholders to be held in connection with the Mergers (included in Exhibit C-1).

         D-1.1 Application of PSNC before the NCUC. (previously filed)

         D-1.2 Order of the NCUC.

         E-1 Map of service territory of SCANA (previously filed in paper format on Form SE).

         E-2 Map of service territory of PSNC (previously filed in paper format on Form SE).

         E-3   SCANA Corporate Chart (included in Exhibit C-1).

         E-4   PSNC Corporate Chart (included in Exhibit C-1).

         F-1   Opinion of Counsel (previously filed).

         F-2   Past tense opinion of counsel (to be filed by amendment).

         G-1 Opinion of Morgan Stanley and Co. Incorporated (included in Exhibit C-1).

         G-2   Opinion of PaineWebber Incorporated (included in Exhibit C-1).

         H-1 Annual Report of PSNC on Form 10-K for the year ended September 30, 1999 (filed with the Commission on December 23, 1999 and incorporated by reference herein).

         H-2 Annual Report of SCANA on Form 10-K for the year ended December 31, 1998 (filed with the Commission on March 18, 1999 and amended on April 27, 1999, and incorporated by reference herein).

         H-3 Annual Report of PSNC on Form 10-K for the year ended September 30, 1998 (filed with the Commission on December 21, 1998 and incorporated by reference herein).

         H-4 Quarterly Report on Form 10-Q of SCANA for the quarter ended September 30, 1999 (filed with the Commission on November 15, 1999 and incorporated by reference herein).

         H-5 Quarterly Report on Form 10-Q of SCANA for the quarter ended June 30, 1999 (filed with the Commission on August 13, 1999 and incorporated by reference herein).

         H-6 Quarterly Report on Form 10-Q of PSNC for the quarter ended June 30, 1999 (filed with the Commission on August 13, 1999 and incorporated by reference herein).

         H-7 Quarterly Report on Form 10-Q of SCANA for the quarter ended March 31, 1999 (filed with the Commission on May 17, 1999 and incorporated by reference herein).

         H-8 Quarterly Report on Form 10-Q of PSNC for the quarter ended March 31, 1999 (filed with the Commission on May 14, 1999 and incorporated by reference herein).

         H-9 Quarterly Report on Form 10-Q of PSNC for the quarter ended December 31, 1998 (filed with the Commission on February 12, 1999 and incorporated by reference herein).

         H-10 Form U-3A-2 of SCANA for the year ended December 31, 1998 (filed with the Commission on February 26, 1999 and incorporated by reference herein).

         I-1   Proposed Form of Notice (previously filed).

         J-1   Withdrawn.

         J-2   Withdrawn.

         J-3 Credit Agreement by and between SCANA, First Union National Bank, The Bank of New York, Bank of America N.A., Suntrust Bank, Atlanta and Wachovia Bank, N.A., dated December 1, 1999. B. Financial Statements

         FS-1 SCANA Unaudited Pro Forma Condensed Consolidated Balance Sheet (included in Exhibit C-1).

         FS-2 SCANA Unaudited Pro Forma Condensed Consolidated Statement of Income (included in Exhibit C-1).

         FS-3  Notes  to  SCANA  Unaudited  Pro  Forma  Condensed   Consolidated
               Financial Statements (included in Exhibit C-1).

         FS-4 SCANA Consolidated Balance Sheet as of September 30, 1999 (as included in Exhibit H-4).

         FS-5 SCANA Consolidated Statement of Income for the three months ended September 30, 1999 (as included in Exhibit H-4).

         FS-6  PSNC  Consolidated   Balance  Sheet  as  of  September  30,  1999
               (included in Exhibit H-1).

         FS-7 PSNC Consolidated Statement of Income for the fiscal year ended September 30, 1999 (included in Exhibit H-1).

Item 7. Information as to Environmental Effects

     The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this Pre-Effective Amendment No. 2 to the Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 9, 2000                         SCANA CORPORATION

                                                /s/ H. Thomas Arthur
                                                -------------------------------
                                                Name:  H. Thomas Arthur
                                                Title:    Senior Vice President
                                                         and General Counsel